Exhibit 21.1 – List of Subsidiaries

Name	State of Incorporation	Doing Business As

First Surgical Texas Inc.	Nevada	Not Applicable

First Surgical Partners Texas LLC	Texas	Not Applicable

First Street Hospital, L.P.	Texas	Not Applicable

First Surgical Woodlands, L.P.	Texas	Not Applicable

First Street Surgical Center, L.P.	Texas	Not Applicable